UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact Name of Registrant as Specified in Its Charter)

Kiryat Hadassah
Minrav Building – Fifth Floor
Jerusalem, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of a press release issued by the registrant on August 20, 2020, attached hereto as an exhibit and incorporated by reference herein.

This report on Form 6-K and Exhibits 99.1 and 99.2 hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number: 333-238988) and Form F-3 (Registration Number: 333-239843) of Entera Bio Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

Exhibit 99.1:	Unaudited Condensed Consolidated Interim Financial Information for the Period Ended June 30, 2020.

Exhibit 99.2:	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Period Ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERA BIO LTD. (Registrant)

By:	/s/ Dr. Roger Garceau
Name: Roger Garceau
Title: Chief Executive Officer

Date: August 20, 2020